EX-99.77J REVALUATION

Exhibit 77(j)(b) – Restatement of Capital Accounts

For the year ended September 30, 2010, the Chase Funds made the following permanent tax adjustments on the statements of assets and liabilities:

	Undistributed	Accumulated Net
	Net Investment	Realized
	Income/(Loss)	Gain/(Loss)	Paid-in Capital
Growth Fund	$740,741	$(7,275,386)	$6,534,645
Mid-Cap Fund	108,726	—	(108,726)

The reclassifications have no effect on net assets or net asset value per share.

For the period ended September 30, 2010, the Poplar Forest Partners Fund made the following permanent tax adjustments on the statement of assets and liabilities:

	Accumulated Net
	Realized
	Gain/(Loss)	Paid-in Capital
Poplar Forest Partners Fund	$589,965	$(589,965)

The reclassifications have no effect on net assets or net asset value per share.